FOIA CONFIDENTIAL TREATMENT
REQUESTED PURSUANT TO 17 C.F.R. § 200.83 BY TALEN ENERGY CORPORATION TALEN ENERGY HOLDINGS, INC.
PN-001

January 16, 2015

VIA COURIER AND EDGAR

Re:	Talen Energy Corporation
Talen Energy Holdings, Inc.
Registration Statement on Form S-1
Submitted November 5, 2014
File Nos. 333-199888 and 333-199888-01

Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Ransom:

On behalf of Talen Energy Corporation and Talen Energy Holdings, Inc. (collectively, “Talen Energy”), we are providing the following response to the comment set forth in the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) dated January 8, 2015 relating to the above-referenced Registration Statement on Form S-1 originally filed on November 5, 2014 (the

Confidential Treatment Requested By

Talen Energy Corporation

Talen Energy Holdings, Inc.

SECURITIES AND EXCHANGE COMMISSION	2	January 16, 2015

“Registration Statement”) and amended by Amendment No. 1 to the Registration Statement filed with the SEC on December 22, 2014. To assist your review, we have retyped the text of the Staff’s comment in italics below. The response and information described below are based upon information provided to us by Talen Energy.

For reasons of the business confidentiality of information contained herein, this letter is accompanied by a request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the SEC’s Rules on Information and Requests, 17 C.F.R. § 200.83. Talen Energy has sent a copy of the confidential treatment request to the Office of Freedom of Information and Privacy Act Operations. Accordingly, certain portions of this letter as submitted via EDGAR have been omitted and submitted separately to the SEC, and such omitted information has been replaced in this letter as submitted via EDGAR with a placeholder identified by the mark “[*].” For the Staff’s reference, the omitted portions for which Talen Energy is requesting confidential treatment are bracketed and underlined in the paper submission for ease of identification.

Energy Supply

Unaudited Condensed Consolidated Financial Statements

Notes to Financial Statements, page F-85

1. Interim Financial Statements, page F-85

1.	We note your disclosure that during the nine months ended September 30, 2014, PPL Energy Supply recorded $17 million ($11 million after-tax) increases to “energy-related businesses” revenues related to prior periods and the error is not expected to be material to the full year results for 2014. In this regard, please address the following:

•	Describe in greater detail the nature of the error and the impact on operating income and income from continuing operations after taxes for the interim period ended September 30, 2014.

Confidential Treatment Requested By

Talen Energy Corporation

Talen Energy Holdings, Inc.

SECURITIES AND EXCHANGE COMMISSION	3	January 16, 2015

During the period ended September 30, 2014, management of PPL Energy Supply, LLC (“PPL Energy Supply”) determined that a mechanical contracting and engineering subsidiary was not properly applying the percentage of completion method of accounting for long-term construction contracts in accordance with ASC 605-35. More specifically, the subsidiary’s estimated costs to complete for certain contracts were overstated due to excess cost contingencies. In addition, these cost estimates were not adjusted throughout the contract period as the contingencies were resolved, resulting in an overstated billings-in-excess-of-cost liability. The liability was maintained even after the contracts were completed and no further performance obligations existed. This practice resulted in revenue being understated during the contract period for certain contracts and the related liability being released and recorded as revenue up to several years after completion of the contracts, resulting in improper timing of revenue recognition over an extended period. Upon identification of this practice, management completed a recalculation of gross profits and the billings-in-excess-of-costs liability account at the subsidiary for years 2010 through the nine months ending September 30, 2014 based on the proper application of ASC 605-35. After performing the recalculation, it was determined that the overstated billings-in-excess-of-costs liability amounted to $17 million at December 31, 2013. In September 2014, the misstatements were corrected through a reduction to the liability account and a corresponding increase in revenue. As a result, operating income and income from continuing operations after income taxes for the nine months ended September 30, 2014 were overstated by $17 million and $11 million, respectively.

•	Explain how management determined the correction was not material to the estimated income for the 2014 full fiscal year and also its effect on the trend of earnings.

•	Explain how you determined that the prior period correction was not material to any prior periods. In your response, please reference both the qualitative and quantitative assessment of materiality per SAB 99.

The SEC guidance regarding materiality, as it relates to accounting matters, is codified in SAB 99, “Materiality.” SAB 99 provides that “the omission or misstatement of an item in a financial report is material if, in light of surrounding facts and circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of an item.” SAB 99 recognizes that

Confidential Treatment Requested By

Talen Energy Corporation

Talen Energy Holdings, Inc.

SECURITIES AND EXCHANGE COMMISSION	4	January 16, 2015

numerical thresholds (such as comparing the impact of the adjustment to particular items on the financial statements) are useful as a preliminary step in assessing materiality. However, SAB 99 emphasizes the need to consider qualitative considerations in assessing materiality, as a basis for reviewing the “factual context in which the reviewer would review the financial statement line item.”

To determine the appropriateness of the method for correcting accounting misstatements, the SEC has provided guidance in SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 provides guidance on the appropriate method for considering the effects of prior-period misstatements in quantifying current-period misstatements (for the purpose of the quantitative portion of a materiality assessment). This guidance defines a “rollover” method, which quantifies a misstatement based on the effects of correcting the misstatement existing in each historical income statement period, and an “iron curtain” method, which quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the reporting period being analyzed through the current period income statement, regardless of the misstatement’s period(s) of origin.

Combined, the SAB Topics require that a materiality analysis for misstatement generally include all of the following:

•	Rollover method quantitative analysis

•	Iron curtain method quantitative analysis

•	Qualitative analysis

After a thorough assessment of these quantitative and qualitative factors, if it is determined that a misstatement is immaterial to the financial statements in the prior periods, and correcting the misstatement in the current period is not material to the current period financial statements, then the misstatement is corrected in the current period and financial statements for the prior periods are not restated.

In addition to the SEC guidance, ASC 250-10-45-27 states that “In determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.”

Confidential Treatment Requested By

Talen Energy Corporation

Talen Energy Holdings, Inc.

SECURITIES AND EXCHANGE COMMISSION	5	January 16, 2015

Materiality Assessment

Management applied the aforementioned guidance to its review of the misstatement of revenue stemming from the mechanical contracting and engineering subsidiary’s improper application of ASC 605 as follows.

The table below presents the rollover method quantitative analysis for 2010-2013 and the iron curtain quantitative analysis for the nine month interim period ended September 30, 2014 and the full fiscal year 2014 on both a forecasted basis at the time of management’s initial determination of materiality and on the basis of the unaudited actual results, showing the impact on various income statement line items and certain non-GAAP measures of PPL Energy Supply. Management included both Gross Energy Margins and EBITDA as benchmarks for measuring quantitative significance. Historically, PPL Energy Supply has disclosed and discussed Gross Energy Margins in its MD&A, as a key non-GAAP measure for assessing its performance in part because it enables the users of the financial statements to understand how increases and decreases in energy prices impact the variability in the income statement, and how management uses risk management to mitigate this variability. Management also has assessed materiality against EBITDA because this measure is of particular importance in the valuation of independent power producers (IPPs), which PPL Energy Supply will become, as a subsidiary of Talen Energy, following the spinoff transaction described in the S-1 Registration Statement. PPL Energy Supply is also a public debt issuer with 100% of its equity held by its parent company, PPL Corporation. As such, EBITDA is also an important measure for the external stakeholders utilizing the financial statements of PPL Energy Supply, as EBITDA is generally considered representative of cash available for debt service. Additionally, management believes that in the current market, in which PPL Energy Supply has experienced dramatic declines in earnings primarily as a result of the significant decline in power prices, the usefulness of Gross Energy Margins and EBITDA as benchmarks for measuring quantitative significance increases substantially when assessing materiality for PPL Energy Supply. Management believes this is particularly evident in the 2014 assessments in the table below.

PPL Energy Supply (in millions)	Unaudited Actual 2014		Forecast 2014		9 months Sept. 2014	2013	2012	2011	2010
Reported
EBITDA †	$	[*]	$	[*]	$418	$117	$1,190	$1,638	$1,812
Net Income †	$	[*]	$	[*]	$48	$(230)	$474	$768	$861
Income from Continuing Operations After Income Taxes	$	[*]	$	[*]	$38	$(261)	$429	$673	$602
Operating Revenues	$	[*]	$	[*]	$1,653	$4,514	$5,346	$6,272	$4,977
Gross Energy Margins	$	[*]	$	[*]	$1,367	$1,974	$2,168	$2,365	$2,770

Confidential Treatment Requested By

Talen Energy Corporation

Talen Energy Holdings, Inc.

SECURITIES AND EXCHANGE COMMISSION	6	January 16, 2015

PPL Energy Supply (in millions)	Unaudited Actual 2014		Forecast 2014		9 months Sept. 2014	2013	2012	2011	2010
Over (Under) Statement
Pre-Tax Misstatements	$	[*]	$	[*]	$16.9	$(1.9)	$5.6	$0.8	$4.5
After-Tax Misstatements	$	[*]	$	[*]	$10.7	$(1.1)	$3.3	$0.5	$2.6

Percentage
EBITDA		[*]		[*]	4.0%	-1.6%	0.5%	0.0%	0.2%
Net Income		[*]		[*]	22.3%	0.5%	0.7%	0.1%	0.3%
Income from Continuing Operations After Income Taxes		[*]		[*]	28.2%	0.4%	0.8%	0.1%	0.4%
Operating Revenues		[*]		[*]	1.0%	0.0%	0.1%	0.0%	0.1%
Gross Energy Margins		[*]		[*]	0.0%	0.0%	0.0%	0.0%	0.0%

†	Unaudited Actual 2014 EBITDA and Net Income included an estimated gain on the sale of the Montana hydro facilities of $[*] pre-tax and $[*] after-tax, respectively. Forecasted 2014 EBITDA and Net Income, at the time of management’s initial determination of materiality, included an estimated gain on the sale of the Montana hydro facilities of $[*] pre-tax and $[*] after-tax, respectively.

Impact to prior periods

As shown in the above table, the misstatements had an immaterial quantitative impact under the rollover method to PPL Energy Supply’s previously-issued financial statements for 2010 through 2013.

Impact on current interim and annual period

The quantitative impact under the iron curtain method on the forecast and the unaudited actual Net Income, Operating Revenues, Gross Energy Margins and EBITDA for the full year 2014 was also immaterial. As shown in the table above, the impact of declining power prices has had a negative impact on PPL Energy Supply’s business, and as net income and income from continuing operations trend towards zero, the impact of the correction in 2014 of the prior period misstatements has a larger percentage impact relative to income from continuing operations versus the impact relative to other operating measures. While the quantitative amount is greater than 5%, a presumptive materiality threshold, as income from continuing operations trends towards zero, management believes its quantitative relevance decreases relative to other operating measures.

As shown in the table above, all of PPL Energy Supply’s operating measures declined dramatically through these years as a result of the significant decline in power prices. Management has similarly concluded that the effect of the prior period misstatements and the correction of those misstatements in 2014 did not mask these trends and, therefore, was not material.

Confidential Treatment Requested By

Talen Energy Corporation

Talen Energy Holdings, Inc.

SECURITIES AND EXCHANGE COMMISSION	7	January 16, 2015

The impacts to the balance sheet with almost $11 billion of assets and member’s equity in excess of $4 billion were also determined to be quantitatively and qualitatively insignificant.

Given the percentage impact of the misstatements with respect to the interim nine month period ended September 30, 2014 (as a result of the correction recorded during the interim period) and the immaterial impact with respect to the forecasted income for the full fiscal year 2014, management determined that the misstatement should be separately disclosed in the September 30, 2014 notes to the financial statements in accordance with ASC 250.

In SAB 99, the SEC provides examples of qualitative considerations that could render an otherwise small omission or misstatement “material.” This list is not intended to be all-inclusive, but representative of the types of factors to be considered in assessing the materiality of an omission or misstatement.

Following are the SEC examples where immaterial amounts, such as the impacts of the misstatements caused by the timing of the subsidiary’s revenue recognition, could be deemed material to investors. Comments are provided related to the recognition of revenue for the subsidiary:

•	Whether it arises from a precisely measurable item or an estimate. The subsidiary’s estimated costs to complete for certain contracts were overstated due to excess cost contingencies and these cost estimates were not adjusted throughout the contract period as the contingencies were resolved, resulting in an overstated billings-in-excess-of-cost liability. In addition, the liability was maintained even after the contracts were completed and no further performance obligations existed and the related liability was released and recorded as revenue up to several years after completion of the contracts.

•	Whether it masks a change in earnings or other trends. The gross profits recognized in revenue for each of the years 2010 through 2014 represented the recognition of lower revenues in the early portion of the contracts and releases of a liability resulting in the improper recognition of revenue later in the contracts term or up to several years later. However, management does not believe these misstatements or the correction of these misstatements masked changes in earnings or other trends at PPL Energy Supply. See the table above for a review of PPL Energy Supply’s operating trends for 2010 through 2014.

Confidential Treatment Requested By

Talen Energy Corporation

Talen Energy Holdings, Inc.

SECURITIES AND EXCHANGE COMMISSION	8	January 16, 2015

•	Whether it hides a failure to meet analysts’ consensus expectations. Analysts do not follow PPL Energy Supply directly, only as a segment of its parent PPL Corporation, and no analyst expectations were made during these periods related to PPL Energy Supply. The misstatements in prior periods were de minimis to PPL Corporation and did not contribute to PPL Corporation meeting analysts’ expectations.

•	Whether it changes a loss into income or vice versa. As indicated in the table above, the misstatements did not change a loss into income or vice versa for any periods affected.

•	Whether it concerns a segment or other portion of the registrant’s business identified as significant. The mechanical contracting subsidiary is insignificant to PPL Energy Supply’s operations and profitability and the entire mechanical contracting and engineering activity has received very little commentary in PPL Energy Supply’s SEC filings for the same reason. The mechanical contracting and engineering services were originally entered into to establish brand loyalty as the energy industry deregulated in the late 1990s. The mechanical contracting and engineering subsidiaries were never intended to provide significant earnings to PPL Energy Supply and, in total, only contributed less than 3% of PPL Energy Supply’s total operating income for the period 2010 through 2014. The results of this business are not included in the non-GAAP performance measure, Gross Energy Margins.

•	Whether it affects compliance with regulatory requirements. There were no regulatory requirements for which compliance was affected.

•	Whether it affects compliance with loan covenants or other contractual requirements. The misstatements did not have any effect on loan covenants or other contractual requirements.

•	Whether it has the effect of increasing management’s bonuses or other compensation. Each mechanical contracting company has its own Net Operating Profit After-Tax (NOPAT) target, which affects each mechanical company’s management compensation separately. Taking into account the adjustments to correct the misstatements, the president’s bonus for the subject subsidiary would not have changed for the years 2011 and 2012. For 2013, his bonus would have been higher if the accounting for revenues was properly accounted for in that year. Bonuses for 2014 could have been higher had the misstatements not been identified. The prior period misstatements had no impact on incentive compensation for all other senior management and employees of PPL Corporation, PPL Energy Supply and their subsidiaries for those prior periods. Additionally, all amounts recorded as revenue in 2014 related to correcting the prior period misstatements will be excluded from incentive compensation computations for 2014.

Confidential Treatment Requested By

Talen Energy Corporation

Talen Energy Holdings, Inc.

SECURITIES AND EXCHANGE COMMISSION	9	January 16, 2015

•	Whether it involves concealment of an unlawful transaction. The misstatements did not conceal an unlawful transaction.

•	Other qualitative considerations. Management did not identify any additional qualitative factors that would indicate that the misstatements would be considered material to an investor.

Conclusion on Materiality:

Based on the quantitative and qualitative considerations discussed above, management concluded that the misstatements did not significantly alter the total mix of information available to investors, and that the judgment of a reasonable investor would not have been changed or influenced by the timing of when revenue was recognized by the subsidiary for the following reasons:

•	The inappropriate revenue recognition had an immaterial quantitative and qualitative impact to PPL Energy Supply in relation to Net Income, Gross Energy Margins and EBITDA for 2014. The impacts to Net Income, Gross Energy Margins and EBITDA for previously issued financial statements for 2010 through 2013 were also not material.

•	There were no significant qualitative considerations identified that suggest that the quantitatively immaterial misstatements would be material to investors. Of particular note, the subsidiary is insignificant to PPL Energy Supply’s operations and profitability and the misstatements did not mask earnings or other trends. Furthermore, these misstatements would likely be of little to no importance to an investor in PPL Energy Supply’s debt securities, particularly given that the misstatements were solely in the timing of revenue recognition with no impact on cash flow. The misstatements also had no impact on PPL Energy Supply’s parent, PPL Corporation, meeting consensus earnings expectations.

Management has concluded that it has complied with applicable SEC and FASB guidance with respect to assessing the materiality of the prior period misstatements and the related current period correction, and has properly disclosed the impact of these misstatements in PPL Energy Supply’s interim financial statements. Management also considered the alternative view of correcting the misstatements in the historical financial statements through a revision to its historical financial statements in future filings. Management concluded that the quantitatively and qualitatively immaterial nature of the misstatements combined with the prominence given in the disclosure under ASC 250 provided users of these financial statements

Confidential Treatment Requested By

Talen Energy Corporation

Talen Energy Holdings, Inc.

PN-0010

SECURITIES AND EXCHANGE COMMISSION	10	January 16, 2015

the information necessary to understand the impact of the corrections to the interim and annual 2014 financial statements. However, to further enhance its disclosure to investors, for its 2014 annual financial statements PPL Energy Supply will supplement its MD&A disclosure by including the misstatements recorded during the year within its table of items management considers “special items” and will deduct the $17 million revenue increase within its presentation of Adjusted EBITDA in the next amendment of Talen Energy’s S-1 Registration Statement.

*        *        *         *        *

Confidential Treatment Requested By

Talen Energy Corporation

Talen Energy Holdings, Inc.

PN-0011

SECURITIES AND EXCHANGE COMMISSION	11	January 16, 2015

Please do not hesitate to call Andrew R. Keller at 212-455-3577 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Donna Di Silvio
Yolanda Guobadia
Dietrich King
Jennifer López

Talen Energy Corporation

Talen Energy Holdings, Inc.

Paul A. Farr

PPL Corporation

Frederick C. Paine, Esq.

Vinson & Elkins LLP

E. Ramey Layne, Esq.